Exhibit 99.07

Village Farms Announces Year End 2016 Results

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES

TRADING SYMBOL:	The Toronto Stock Exchange/OTCQX:
Village Farms International, Inc. – VFF/VFFIF

Vancouver, B.C., March 31, 2017 – Village Farms International, Inc. (the “Company”) (TSX: VFF) (OTC:VFFIF) announced today results for the year and quarter ended December 31, 2016.

Conference Call

A conference call will be held April 4, 2017 to discuss the Company’s fourth quarter and year end 2016 results. The conference call will begin at 8:30 a.m. Pacific Standard Time (11:30 a.m. Eastern Standard Time) and will be hosted by Messrs. Michael DeGiglio, Chief Executive Officer, and Stephen Ruffini, Chief Financial Officer.

To participate in the conference call, please dial into the conference call a few minutes before the start time: 1-888-390-0546 or 416-764-8688.

Michael DeGiglio, Chief Executive Officer, stated “One of our core goals for 2016 was to initiate double digit growth in market share and revenue. Revenues increased 10% in 2016 to US $155,502,000 (CA $206,121,000), as compared to 2015 revenues. With the additional growing capacity of Great Northern Hydroponics’ 65 acre facility, one of the premier growers in Leamington, Ontario, who exclusively aligned with the Company for their marketing and sales activities in late 2015, we successfully integrated this new capacity with our unique varieties enabling additional customer expansion and penetration. Our overall revenues from our marketing alliances increased by 57% year-over-year and our net price for all tomato products increased by 2% in 2016 versus 2015. During 2016, larger investments were made in sales, marketing, fulfillment and development activities to build a broader distribution platform for anticipated growth. We are confident in our plans to drive increases in revenue, profit performance and market value through a combination of, among other things, marketing alliances, partnerships, new retailer and product launches, possible NAFTA agreement enhancements and implementation of alternative crop strategies.”

Operational Summary – Year End 2016:

(In thousands of U.S. Dollars)

Net Sales

Net sales for the year ended December 31, 2016 increased $13,568, or 10%, to $155,502 compared to $141,934 for the year ended December 31, 2015. The increase in net sales is due to an increase in supply partner revenues of 57% over the comparable period in 2015. Company product revenues decreased (3%) for the year ended December 31, 2016 versus the year ended December 31, 2015 due to lower tomato pounds as a result of crop issues primarily relating to TOV and beefsteak varieties at our Canadian facilities.

The net price for all tomato pounds sold increased 2% for the year ended December 31, 2016 versus the year ended December 31, 2015, which was driven by an increase in the volume of higher priced specialty tomatoes sold. Cucumber prices increased 1% and cucumber pieces sold increased 18% for the year ended December 31, 2016 over the comparable period in 2015. The sales of cucumber pieces increased due to a 20% increase in partner suppliers and a 16% increase from the Company’s owned facility. The increase at the Company’s owned facility is due to the impact of supplemental lights on the cucumber area during 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2016 increased $12,600, or 10%, to $140,778 from $128,178 for the year ended December 31, 2015. The increase is due to the increase in supply partner cost of sales of 59% partially offset by an overall 4% improvement in costs at the Company’s facilities versus the same period in 2015.

Change in fair value of biological asset, net

The net change in fair value of biological asset for the year ended December 31, 2016 decreased ($3,423) to ($1,501) from $1,922 for the year ended December 31, 2015. The decrease is due to a higher beginning value on January 1, 2016 versus the January 1, 2015 value, lower selling prices in January 2017 versus January 2016 and lower production in January 2017 versus the same period in 2016, due to a different crop cycle in 2017 at the Permian Basis facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2016 increased $1,674, or 14%, to $13,720 from $12,046 for the year ended December 31, 2015. The increase is due to increases in sales and marketing costs associated with the increase in supply partner revenues.

Net (Loss) Income

Net (loss) income for the year period ended December 31, 2016 decreased ($4,077) to a loss of ($1,983) from income of $2,094 for the year period ended December 31, 2015. The decrease is primarily a result of a decrease in the change in fair value of biological asset of ($3,423) and higher selling, general and administrative expenses.

Revaluation of Land Value

Given the significant change in the fair market value of the Company’s Delta, British Columbia land assets, the Company changed its accounting policies for land, during the year ended December 31, 2016, from the cost method to fair market value to reflect the increase in value. At December 31, 2016, land was determined to have increased in value to $11,900 from $4,700 in historical cost, resulting in a land revaluation gain of $7,200. The revaluation gain has a tax impact to deferred taxes of $1,100, with the net gain of $6,100 reported as other comprehensive income and revaluation surplus in shareholders’ equity. The net gain is not included in EBITDA.

EBITDA

EBITDA for the year ended December 31, 2016 decreased ($808), or (8%), to $9,385 from $10,193 for the year ended December 31, 2015, primarily as a result of lower margins on supply partner volumes and an increase in the selling, general and administrative expenses as compared to the same period in 2015, partially offset by improvements in the cost management at the Company’s owned assets. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA.”

Fourth Quarter Operational Discussion:

Sales

Sales for the three months ended December 31, 2016 increased by $2,187, or 6%, to $37,308 from $35,121 for the three months ended December 31, 2015. The increase in sales is primarily due to a 32% increase in supply partner revenue resulting from a 44% increase in supply partner volume. The increase in supply partner volume is due to the grower agreement with Great Northern Hydroponics’ that took effect in the fall of 2015. The Company’s tomato production decreased by (5%) and the Company’s cucumber pieces sold increased by 15% in the three months ended December 31, 2016 versus the same period in 2015. The increase in cucumber pieces sold is a reflection of the continued improvements in growing techniques and climate control at the Company’s Permian Basin facility.

The average selling price for tomatoes was flat for the three months ended December 31, 2016 versus the three months ended December 31, 2015; while prices for most of the tomato varieties were lower, this was offset by increased volumes of higher priced specialty crops.

Cost of Sales

Cost of sales for the three months ended December 31, 2016 increased by $2,006, or 7%, to $31,891 from $29,885 for the three months ended December 31, 2015. The increase is due to a 44% increase in supply partner product volume versus the same period in 2015. The cost for the Company’s facilities during the quarter was flat versus the same quarter in 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended December 31, 2016 increased $517, or 15%, to $3,894 from $3,377 for the three months ended December 31, 2015. The increase is primarily the result of an increase in sales and marketing personnel and marketing expenses.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended December 31, 2016 decreased by ($898) to a loss of ($157) from $741 for the three months ended December 31, 2015. The decrease is primarily due to lower selling prices in January 2017 versus the same period in 2016 and lower production in January 2017 versus the same period in 2016, due to a different crop cycle at the Company’s year round Permian Basin facility in the winter of 2017 versus the winter of 2016. The fair value of the biological asset at December 31, 2016 is $4,446 and was $6,079 at December 31, 2015.

Net income

Net income for the three months ended December 31, 2016 decreased by ($2,033) to $453 from $2,486 for the three months ended December 31, 2015. The decrease was the result of a decrease in the change in fair value of the biological asset, an increase in selling, general and administrative expenses and a fourth quarter 2016 tax expense of $287 versus a fourth quarter 2015 income tax recovery of ($780).

EBITDA

EBITDA for the three months ended December 31, 2016 decreased by ($461), or (12%), to $3,501 from $3,962 for the three months ended December 31, 2015, principally as a result of lower yields and an increase in sales and marketing costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA.”

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table is the reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended December 31,		For the year ended December 31,
	2016	2015	2016	2015
Net income (loss)	$453	$2,486	($1,983)	$2,094
Add:
Amortization	1,917	2,059	8,164	8,285
Foreign currency exchange loss	31	119	86	225
Interest expense	610	540	2,514	2,256
Income taxes (recovery)	287	(780)	(1,104)	(1,161)
Stock compensation	46	39	195	176
Loss on asset disposal	0	240	12	240
Change in biological asset	157	(741)	1,501	(1,922)

EBITDA	$3,501	$3,962	$9,385	$10,193

About Village Farms

Village Farms is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. This premium product as well as premium product produced under exclusive arrangements with other greenhouse producers is grown in sophisticated, highly efficient and intensive agricultural greenhouse facilities located in British Columbia and Texas. Product is marketed and distributed under the Village Farms® brand primarily to retail grocers and dedicated fresh food distributors throughout the United States and Canada. Since its inception, Village Farms has been guided by sustainable growing methods and producing vegetables 365 days a year from its facilities that are healthier for people and the planet. Village Farms is Good for the Earth®.

Forward Looking Statements

This press release contains certain “forward looking statements”. These statements relate to future events or future performance and reflect the Company’s expectations regarding its growth, results of operations, performance, business prospects, opportunities, industry performance and trends and capital availability. These forward looking statements reflect the Company’s current internal projections, expectations or beliefs and are based on information currently available to the Company. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict” , “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as availability of resource, competitive pressures and changes in market activity, risks associated with U.S. and Canadian sales and foreign exchange, regulatory requirements and all of the other “Risk Factors” set out in the Company’s current annual information form and management’s discussion and analysis for the year ended December 31, 2016, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statement. Although the Company believes that the forward looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

For further information

Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936-1190 ext. 340.